United States securities and exchange commission logo





                               August 17, 2022

       Richard Seet
       Chief Executive Officer
       Tesseract Collective, Inc.
       45 Rockefeller Plaza, 20 th Floor
       New York, NY 10111

                                                        Re: Tesseract
Collective, Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted July 15,
2022
                                                            CIK: 0001934924

       Dear Mr. Seet:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       General

   1. Please provide us with your legal analysis as to how you conclude that the NFTs you are producing and will sell
are not securities and, therefore, you are not facilitating, or causing you to engage in,
transactions in unregistered securities. Please address not only the instruments themselves
but also your potential role in the operation of a marketplace and creation of the
instruments, as well as your ongoing interest in the NFTs through royalties or resale fee. In
addition, in your response, please specifically address how your
                                                        "applicable internal
policies and procedures" allow you to reach this conclusion. In preparing your
response, you may find useful the letter sent by the SEC   s Strategic Hub
                                                        for Innovation and
Financial Technology to The New York State Department of Financial
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany
August 17, NameTesseract
           2022            Collective, Inc.
August
Page 2 17, 2022 Page 2
FirstName LastName
         Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-
         to%20nysdfs-1-27-20.pdf.
2. Please thoroughly revise the preliminary offering circular to reflect your current stage of development and to avoid giving undue prominence to future plans that are aspirational and contingent on obtaining additional funding. Also revise to remove repetitive and inconsistent disclosure. Finally, prominently disclose in the Summary that you have not generated revenues or cash flows from operations and that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.
3. We note that your disclosure on page 92 indicating that the Company may conduct closings on a "rolling" or "continuous" basis and that this will be a delayed or continuous offering pursuant to 251(d) of Regulation A. We further note your disclosure that "The company will accept a subscription (i.e., hold a Closing) within 30 calendar days after due diligence is successfully completed." Please provide a detailed legal analysis regarding why you believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation
         A.
4. Please revise your offering statement to provide a materially complete description of the
         NFTs that you intend to issue. Without limitation, please describe:
             How the NFTs will be created;
             The terms and conditions of the NFTs, including a description and more specific details regarding the royalty feature, the revenue split and the ongoing revenue stream;
             How you will offer the NFTs to the public;
             How and where the NFTs will be resold in the future and, if on a marketplace, who will operate it;
             What will be available in the secondary market and how you will capture revenues from secondary sales; and
             How the rights relating to the NFT and underlying work of art, or other asset, will be defined and modified.
5. We note your disclosure throughout regarding "high-end NFTs" and "low-end NFTs," and that you will take a "premium approach to the market." Please revise to describe these terms with greater specificity.
6. Please revise your disclosure to confirm that the representations that you make about the
         NFTs that you will produce will apply to any NFT that you will issue, including derivative
         NFTs that you intend to create in partnership with collaborators. If not, please revise to disclose why and in what way they would be different.
Cover Page

7. We note that you intend to place funds in an escrow account. Please disclose the arrangements regarding placing the funds received in an escrow account, including identifying the escrow agent on the cover page. Refer to the Instructions to Item 1(e) of
 Richard Seet
Tesseract Collective, Inc.
August 17, 2022
Page 3
         Part II of Form 1-A.
8. We note that the Chief Executive Officer Mr. Richard Seet has voting control of the
         Company. To the extent he will continue to maintain control of the company after the offering, please revise the cover page to discuss management's control and to quantify his percentage of voting power.
Summary, page 1

9. Please revise this section so that it represents a brief summary of the information contained in the Offering Statement. In that regard, as presently drafted the Summary appears to contain all of the detailed information in the offering circular. Refer to Item
         3(a) of Part II of Form 1-A.
Summary Risk Factors, page 17

10. Please revise your summary risk factors to include blockchain, crypto asset, and NFT specific risks associated with your planned business operations. As non-exclusive examples only, discuss the impact of high gas and transaction fees, lack of liquidity, volatility, and regulatory uncertainty.
Risk Factors, page 27

11. We note your disclosure on page 71 indicating that your NFTs will contain only a smart contract while the digital art will be maintained on a separate server. Please revise to discuss the risks associated with the digital artwork being stored on third-party servers including whether your customers will have any recourse in the event that the host of the digital artworks is unable to maintain operation.
A particular NFT's or digital asset's status as a "security"..., page 41

12. We note the statements that the legal test for determining whether a particular crypto asset
         is a security    evolve[s] over time    and that the "[I]t is
difficult to predict the direction or
         timing of any continuing evolution of the Commission   s views in this
area.    Please
         remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S.
         federal securities laws.
Use of Proceeds, page 53
FirstName LastNameRichard Seet
13. Please revise your Use of Proceeds section to disclose the approximate amount of net
Comapany    NameTesseract
       proceeds  intended toCollective,
                             be used forInc.
                                         each of the principal purposes
identified. Please refer to
AugustItem   504 of
        17, 2022    Regulation
                  Page 3       S-K.
FirstName LastName
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany
August 17, NameTesseract
           2022            Collective, Inc.
August
Page 4 17, 2022 Page 4
FirstName LastName
License Agreement with SOGEX, page 56

14. Here and in the forefront of your document, please provide greater details regarding your license for the NFT rights to The Little Prince. For example purposes only, we note your disclosure that your license has a 3-year term that is renewable at your option. Please disclose whether the license is renewable in 3-year terms indefinitely and whether you have agreed to future renewal terms. In addition, we note your disclosure that the license may not be renewed under certain circumstances, including where you are not in good standing, have failed to pay all sums due and owing to the licensor or are in breach of the license agreement at the time of the exercise of the renewal, or have failed to achieve gross receipts of at least $2.5 million. Please disclose the circumstances which may cause you not to be in good standing as well as any other circumstances pursuant to which the license may not be renewed. Further, please disclose the impact that the 3-year license term may have on your NFTs and your business, including what would happen if the license is not renewed, and revise to include expanded related risk factor disclosure as applicable.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
56

15. We note your brief discussion of operating results in management's discussion and analysis. Please revise your disclosures to include quantified discussions of how your current SOGEX License, Ferdinand IP Warrant agreement, and Leagas Delaney common share issuance will impact your future operating results and financial condition, for example, disclose the impact to liquidity for the January 2022 payment of $150,000 for the initial SOGEX License minimum royalty payment. Refer to Item 9(a) of Form 1-A.
16. We note your discussion of operating expenses on page 57. Please tell us and revise to explain, with quantification where necessary, the following:
             Revise to disclose how you will account for any costs associated with obtaining, appraising, maintaining, and storing your art prior to and subsequent to the NFTs being distributed.
             Expand your General and Administrative Expenses disclosure to separately discuss and quantify the costs of obtaining NFT licenses, and also any development and research costs included.
             Please revise to disclose if you both create and purchase NFTs for sale; and if so, disclose if your costs of NFTs are accounted for differently for created digital assets as opposed to any purchased digital assets, and how you classify each type of digital asset.
             Revise to disclose if you pay advisory management fees, quantify the cost and terms, and how you account for them.
17. We note your liquidity and capital resources discussion on page 57 includes the $1,746 and $500,000 from your December 2021 and April 2022 equity issuances of 17,460,000 and 2,000,000 shares of common stock. Please revise to also disclose how the January
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany
August 17, NameTesseract
           2022            Collective, Inc.
August
Page 5 17, 2022 Page 5
FirstName LastName
         2022 repayment of the $80,054 refundable stock subscription impacted your liquidity and capital. Refer to Items 9(b) of Form 1-A.
Our Business, page 60

18. Please revise to clarify on which blockchain(s) you intend to mint NFTs and provide a discussion of those blockchains and how they operate. To the extent you intend to utilize multiple blockchains for minting NFTs, provide a discussion regarding the functionality differences and limitations of each.
19. Please revise to clarify whether you intend to accept payment for your NFTs in the form of other crypto assets and whether you intend to hold or otherwise transact in any crypto assets. In this regard we note your disclosure on page 26 that you may sell your crypto assets to pay expenses on an as-needed basis, and your disclosure on page 36 that you plan to "safeguard" and keep private the private keys relating to your crypto assets. To the extent you intend to hold or otherwise transact in crypto assets, please disclose the crypto assets that you transact in, or will transact in, and disclose if and when you plan to convert the crypto assets into U.S. dollars, or describe the factors you will consider in deciding whether and when to convert the crypto assets into U.S. dollars. Please also revise to describe in greater detail what you mean by "safeguard." In addition, discuss whether your crypto assets, including the NFTs you mint, will be held in digital wallets, exchanges, or hardware wallets, and the security precautions you will take to keep those assets secure. Finally, clarify whether you currently hold any crypto assets and disclose the total value of the crypto assets held.
20. Please prominently disclose that the NFTs you intend to offer do not confer any ownership interest in the artwork it represents and that Tesseract Collective, CODA's or other stakeholders will maintain such ownership, specifically as it relates to copyright. In addition, we note your risk factor on page 32 suggests that NFTs prove authenticity and ownership of an underlying asset. Revise to clarify that an NFT does not necessarily convey copyright or legal ownership of the underlying asset and remove the inference that it provides such evidence.
21. Please include a detailed plan of operation for developing and implementing each material aspect of your growth strategy. Disclose key time frames, milestones, and anticipated expenditures. Please ensure that this section is consistent with Use of Proceeds. Refer to
         Item 9(c) of Part II to Form 1-A.
22. We note that you intend to offer "physical masterpieces" or other physical art in NFT form. Please provide additional context regarding the process in which physical art or collectibles are represented by NFTs.
Background and Purpose, page 61

23. We note your disclosure identifying several different NFT platforms that offer various types of NFTs. Please revise to disclose that process for listing NFTs on each of the NFT
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany
August 17, NameTesseract
           2022            Collective, Inc.
August
Page 6 17, 2022 Page 6
FirstName LastName
         platforms listed including any requirements for listing and the specific blockchain each one uses. In addition, revise to clarify whether you intend to offer NFTs only through third-party platforms or auction houses or if you intend to offer them directly to consumers.
Balance Sheet, page 64

24. We note on the index to financial statements on page F-1 that you refer to your financial statements as consolidated. However, each individual financial statement does not include the label consolidated, nor do you disclose a consolidation accounting policy. We also note your Exhibit 17.1, List of Subsidiaries, is to be filed by amendment. Please revise to consistently label each financial statement, and to the extent you have subsidiaries, disclose your consolidation policy consistent with the guidance in ASC 810-10-50-1.
25. We note your $260 asset classified as "Stock Subscription Receivable" on your balance sheet at December 31, 2021. Please revise to provide the following:
             As this receivable appears to result from the initial December 2021 Founder's Round of common share financing, revise to disclose as a related party. Please revise to reclassify this amount recorded as a receivable to be presented as a
             deduction from stockholders' equity, as required for receivables with related parties from transactions with the registrant's capital stock. See SAB 4E.
26. We note the disclosure in your Offering Statement, part I, Item 1, of $80,054 as Long-
         Term Debt, while you disclose in your Offering Summary on page F-4, your $80,054 of
         Refundable Stock Subscription classified as current liability. Please revise to consistently classify each of these liabilities, and revise the discussion in Note 2 on page F-9 to explain the initial terms and the details of any changes to this agreement.
27. We note the disclosure in your Offering Statement, part I, Item 1, of 20,000,000 shares of
         Common Equity Units Outstanding, while you disclose in your Offering Summary on page F-4, only 17,460,001 of common stock issued and outstanding. Please revise to consistently quantify each of these outstanding common shares, and revise the discussion in Note 5 on page F-10 to consistently conform.
The Opportunity, page 65

28. Please disclose the reasonable basis for the beliefs presented in this section. In this regard, it is not appropriate to imply that you will access a significant portion of any of these markets discussed given your stage of development and capital requirements needed to commence operations.
Our Strengths, page 73

29. We note your disclosure that you have direct or indirect relationships with content creators and renowned collaborators and that management's experience will allow you to acquire licenses at a reasonable cost. We also note your disclosure on pages 2, 60 and throughout
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany
August 17, NameTesseract
           2022            Collective, Inc.
August
Page 7 17, 2022 Page 7
FirstName LastName
         that you are in discussions with celebrity artists, musicians, entertainers, fashion designers, and luxury brands who would like to collaborate with you to develop joint
         NFTs and other products derived from your iconic assets. Please revise to clarify whether you have any agreements and disclose the status of any discussions with content providers, renowned collaborators or license holders. In addition, revise to provide balancing disclosure addressing the uncertainties that you will be able to acquire additional licenses or come to agreements with content providers or renowned collaborators at commercially reasonable prices.
Commercialization Plan, page 75

30. We note your disclosure that you are curating a micro-influencer community. Please revise to disclose what constitutes a micro-influencer community and provide specific details regarding the role of this community, what the micro-influencer community will do, how they will operate and how they will be compensated.
31. Your disclosure indicates that you acquired the exclusive NFT rights for the Little Prince and that you intend to "initiate discussions with third party licensees to produce luxury fashion, housewares, and leather goods..." Please revise to clarify the scope of your NFT license and how it can be applied to the production of the consumer goods identified.
Certain Relationships and Related Party Transactions, page 86

32. We note your disclosure that you have engaged 829 Studios to perform services in connection with your marketing plan and that as of the date hereof $126,437.50 has been incurred by the Company for services provided by 829 Studios. Please provide greater details regarding the services performed to date, as well as those to be performed in the future and please file your agreement with 829 Studios as an exhibit or tell us why you are not required to do so.
Signatures, page 95

33. Please revise your offering statement to ensure it is signed by your principal financial officer and principal accounting officer. Refer to Instruction 1 to Signatures on Form 1-A.
Note 2. Significant Accounting Policies, page F-8

34. We note your disclosure on pages 56 and F-10 that you acquired the exclusive right to create encrypted digital art pieces to sell to the public on an online platform, known as NFTs. Please tell us and revise your filing regarding your accounting and disclosure for your digital assets:
             Revise to disclose your accounting policies for art based NFTs initially when created and digitized, and in subsequent periods as sold. In your response:
                o Describe the technology underlying the NFTs and how it works; and
                o Explain how the technology serves to provide you both control and the benefit of an asset.
 Richard Seet
Tesseract Collective, Inc.
August 17, 2022
Page 8
                Revise to disclose your accounting policies for revenue recognition.
                Revise your disclosure to clarify how you value your digital assets for aggregate fair value disclosure and for impairment testing purposes. Specify what market(s) you use to value these assets and separately tell us how these market(s) are the principal or most advantageous market(s) as stipulated in ASC 820-10-35-5.
                Revise your disclosure to clarify how you determine the unit of account for impairment testing purposes.
                Separately reference for us the authoritative guidance you rely upon to support your accounting.
35. We note disclosure on page 2 that any digital art can be minted as an NFT, but due to the high fees associated with incorporation, you intend to include only the smart contract in the NFT with the digital art separately linked and maintained on a separate server. Please tell us and revise your filing to clarify this process, which platform(s) you will use, and your proposed accounting for digitizing the art and minting the NFTs.
Note 2, Significant Accounting Policies, page F-9

36. We note on page F-9 your liability of $80,054 for a refundable stock subscription at
         12/31/21 that includes cash received from potential investors for future equity financing that was returned to investors in January 2022. Please revise to provide the following:
             Please tell us and revise to disclose the quantified terms of the initial equity agreement that resulted in this liability, including if the shares were contingent and if the parties were related.
             Revise to disclose the other impacts to your operations that resulted from the January
              2022 refund of cash and return of equity, particularly going concern and liquidity.
Consolidated Financial Statements
Note 3. Related Party Transactions, page F-10

37. We note your $973 due to related party transaction on page F-10 for general and administrative expenses paid by a stockholder for the company. Please revise to also disclose as related parties your two Founder's Rounds of common share financings of
         17,460,000 and 540,000 issued in December 2021 and January 2022 disclosed in Note 5 on page F-10, which appears supported by the large number of common shares beneficially owned currently by directors and officers.
Note 6. Subsequent Events, page F-11

38. We note the disclosure of your recent SOGEX License Agreement on pages 57and F-10.
FirstName LastNameRichard Seet
       Please tell us and revise your subsequent event footnote to disclose how you are
Comapany    NameTesseract
       accounting             Collective,
                    for the different     Inc. annual royalties and the earned
percentage of net
                                      minimum
Augustprofit royalties,
        17, 2022 Page 8disclosing the authoritative literature that supports each determination.
FirstName LastName
 Richard Seet
FirstName  LastNameRichard   Seet
Tesseract Collective, Inc.
Comapany
August 17, NameTesseract
           2022            Collective, Inc.
August
Page 9 17, 2022 Page 9
FirstName LastName
39. We note the disclosure of your recent Ferdinand IP Warrant agreement, and Leagas
         Delaney common share issuance on page 57. Please tell us and revise your subsequent event footnote to disclose the terms of these recent agreements, specifically the quantified rights to certain shares of your capital stock issued to these investors in exchange for payment for services.
        You may contact Bonnie Baynes, Senior Staff Accountant, at (202) 551-4924 or Sharon
Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Sandra Hunter-Berkheimer, Legal Branch Chief, at
(202) 551-
3758 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance